UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

TetraLogic Pharmaceuticals Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

88165U 109

(CUSIP Number)

Mark Strefling

Whitebox Advisors LLC

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

(612) 253-6001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.(1)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) The Reporting Persons seek to clarify that at the time of their initial Schedule 13G filing, filed on November 5, 2015, and the first amendment to their Schedule 13G filing, filed on February 10, 2016, the Reporting Persons’ beneficial ownership of the issuer’s common stock, $0.0001 par value per share was zero because the conversion of the issuer’s 8% convertible 8% notes due June 15, 2019 was subject to material contingencies then in existence.

SCHEDULE 13D

CUSIP No. 88165U 109

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Whitebox Advisors LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (1)

	8	Shared Voting Power 0 (1)

	9	Sole Dispositive Power 0 (1)

	10	Shared Dispositive Power 0 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1), (2)

14	Type of Reporting Person (See Instructions) IA

(1)   See Item 4.

(2)   The percent of class is calculated based on 24,769,083 shares of Common Stock issued and outstanding as of October 28, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, and filed with the SEC on November 3, 2016.

CUSIP No. 88165U 109

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Whitebox General Partner LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (1)

	8	Shared Voting Power 0 (1)

	9	Sole Dispositive Power 0 (1)

	10	Shared Dispositive Power 0 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1), (2)

14	Type of Reporting Person (See Instructions) IA

(1)   See Item 4.

(2)   The percent of class is calculated based on 24,769,083 shares of Common Stock issued and outstanding as of October 28, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, and filed with the SEC on November 3, 2016.

CUSIP No. 88165U 109

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Whitebox Relative Value Partners, LP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (1)

	8	Shared Voting Power 0 (1)

	9	Sole Dispositive Power 0 (1)

	10	Shared Dispositive Power 0 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1), (2)

14	Type of Reporting Person (See Instructions) PN

(1)   See Item 4.

(2)   The percent of class is calculated based on 24,769,083 shares of Common Stock issued and outstanding as of October 28, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, and filed with the SEC on November 3, 2016.

CUSIP No. 88165U 109

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Whitebox Multi-Strategy Partners, LP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (1)

	8	Shared Voting Power 0 (1)

	9	Sole Dispositive Power 0 (1)

	10	Shared Dispositive Power 0 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1), (2)

14	Type of Reporting Person (See Instructions) PN

(1)   See Item 4.

(2)   The percent of class is calculated based on 24,769,083 shares of Common Stock issued and outstanding as of October 28, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, and filed with the SEC on November 3, 2016.

CUSIP No. 88165U 109

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Pandora Select Partners L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (1)

	8	Shared Voting Power 0 (1)

	9	Sole Dispositive Power 0 (1)

	10	Shared Dispositive Power 0 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1), (2)

14	Type of Reporting Person (See Instructions) PN

(1)   See Item 4.

(2)   The percent of class is calculated based on 24,769,083 shares of Common Stock issued and outstanding as of October 28, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, and filed with the SEC on November 3, 2016.

CUSIP No. 88165U 109

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Whitebox GT Fund, LP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (1)

	8	Shared Voting Power 0 (1)

	9	Sole Dispositive Power 0 (1)

	10	Shared Dispositive Power 0 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1), (2)

14	Type of Reporting Person (See Instructions) PN

(1)   See Item 4.

(2)   The percent of class is calculated based on 24,769,083 shares of Common Stock issued and outstanding as of October 28, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, and filed with the SEC on November 3, 2016.

Item 1.         Security and Issuer.

The name of the issuer is TetraLogic Pharmaceuticals Corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is P.O. Box 1305, Paoli, PA 19355.  This Schedule 13D relates to the Issuer’s Common Stock, $0.0001 par value per share (the “Common Stock”).

Item 2.                     Identity and Background

(a)                                 This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company (“WA”), (ii) Whitebox General Partner LLC (“WB GP”), (iii) Whitebox Relative Value Partners, LP, a British Virgin Islands limited partnership (“WRP”), (iv) Whitebox Multi-Strategy Partners, LP, a Delaware limited partnership (“WMP”), (v) Pandora Select Partners, LP, a British Virgin Islands limited partnership (“PSP”), (vi) Whitebox GT Fund LP, a British Virgin Islands limited partnership (“WGT”) and (vii) the names and citizenship of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively (collectively, the “Reporting Persons”).

(b)                                 The principal business address of each of WA and WB GP is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416.

The principal business address of WMP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110.

The principal business address of WCP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110.

The principal business address of PSP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110.

(c)                                  The principal business address of WGT is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416.

The principal business addresses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

WA manages and advises private investment funds, including WRP, WMP, PSP and WGT.   WB GP serves as general partner of private investment funds, including WRP, WMP, PSP and WGT.  The principal business of WRP, WMP, PSP and WGT is investments.  The principal businesses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP are set forth in Exhibit B and Exhibit C, respectively.

(d)                                 None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  Except as set forth below in this Item 2(e) none of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In April 2014, WA received a confidential information inquiry from the Securities and Exchange Commission (the “SEC”) in connection with the purchase of shares in a secondary public offering which occurred in 2012.  WA fully cooperated with the SEC and voluntarily reviewed historical trading activity to identify any other potential instances of inadvertent violations of Rule 105 of Regulation M under the Exchange Act (“Rule 105”).  Based on this review, WA identified four additional instances in 2011 and 2012 where WA participated in a secondary offering during a restricted period.  All of these instances were voluntarily disclosed to the SEC.  The violations allegedly occurred between January 2011 and June 2012.  Rule 105 generally prohibits purchasing an equity security in a registered follow-on public offering if the purchaser sold short the same security during the shorter of the period: (1) beginning five business days before the pricing of the offered securities and ending with such pricing; or (2) beginning with the initial filing of a registration statement or notification on Form 1-A or Form 1-E and ending with the pricing.

In July 2014, WA voluntarily submitted to an offer of settlement with respect to the five alleged violations of Rule 105, without admitting or denying the SEC’s allegations.  The SEC accepted the offer of settlement, and imposed a cease-and-desist order from future violations of Rule 105.  The settlement involved the payment by WA of disgorgement of $788,779, prejudgment interest of $48,553.49 and a civil money penalty of $365,592.83 (for a total of $1,202,925.30) to the U.S. Treasury.

(f)                                   See Item 2(a).

Item 3.                     Source and Amount of Funds or Other Considerations

The source of funding for the purchase of the Senior Notes (as defined in Item 4) held by the Reporting Person was the general working capital of the respective purchasers.

Item 4.                     Purpose of Transaction

As of November 2, 2016, Whitebox Relative Value Partners L.P, Whitebox Multi-Strategy Partners L.P., Pandora Select Partners, L.P., Whitebox GT Fund L.P., Lazard Asset Management LLC, Linden Advisors LP, Nomura Securities International, Inc., Telemetry Securities LLC, Geode Diversified Fund, Hudson Bay Capital Management LP, Highbridge International LLC, Highbridge Tactical Credit & Convertible Master Fund, L.P., and State of New Jersey Common Pension Fund D (together, the “Noteholders”) held 100% of the Issuer’s 8% Convertible Senior Notes due 2019 outstanding (the “Senior Notes”), in an aggregate principal amount of $43,750,000.  Under the Indenture, dated as of June 23, 2014 between the Issuer, and U.S. Bank National Association, a national banking association, as trustee (the “Indenture”), prior to February 15, 2019, the Senior Notes are convertible into shares of Common Stock at the option of the holder only upon the satisfaction of certain conditions precedent, including, without limitation if a transaction or event that would, if consummated, constitute a Fundamental Change occurs prior to February 15, 2019.  A Fundamental Change includes, among other things, the sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Issuer and its subsidiaries, taken as a whole.  The Senior Notes convert into Common Stock at a conversion rate of 148.3019 shares of Common Stock per $1,000 in aggregate principal amount of Senior Notes, subject to adjustment as set forth in the Indenture.

On November 2, 2016, the Issuer and its wholly-owned subsidiary TetraLogic Research and Development Corporation entered into a definitive asset purchase agreement (the “APA”) to, subject to closing conditions, sell the Business (as defined below) (the “Asset Sale”) to Medivir AB, a publicly traded

Swedish company (Nasdaq Stockholm: MVIR) ( “Medivir”). Under the APA, the Issuer agreed to sell substantially all of the assets relating to the research, development, manufacture and commercialization of SMAC mimetics and HDAC inhibitors, including birinapant and SHP-141 (the “Business”) to Medivir for a purchase price of (i) $12 million payable in cash at closing plus an amount equal to the aggregate expense payable to INC Research, LLC to complete the SHAPE CTCL Phase II ongoing trial currently estimated to be $275,000 (the “Closing Payment”), plus (ii) milestone payments and earn-out payments, subject to the satisfaction of certain contingencies, as further described in the APA.

The Asset Sale, if consummated, would constitute a Fundamental Change under the Indenture.  On November 2, 2016, the Senior Notes held by the Reporting Persons as of November 2, 2016, in an aggregate principal amount of $10,804,000 became convertible, at the option of the Reporting Persons, into 1,602,253 shares of Common Stock, representing 6.1% of the Common Stock of the Issuer.  The percent of class is calculated based on 24,769,083 shares of Common Stock issued and outstanding as of October 28, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 and 1,602,254 shares of Common Stock issuable upon the conversion of the Senior Notes of the Reporting Persons and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

On November 2, 2016, the Issuer entered into a binding letter agreement (the “Debt Exchange Term Sheet”) with the Noteholders pursuant to which the Issuer and the Noteholders agreed to enter into an Exchange and Consent Agreement (the “Exchange Agreement” and together with the Debt Exchange Term Sheet, the “Exchange Documents”) to exchange $2.2 million in aggregate principal amount of the Senior Notes for 12,222,225 shares of newly issued series A convertible participating preferred stock of the Issuer (the “Preferred Stock”). Following the consummation of the Note Exchange, approximately $41,550,000 in aggregate principal amount of the Senior Notes (the “Remaining Senior Notes”) will remain outstanding.

On November 14, 2016, the Issuer and each of the Noteholders entered into Exchange Agreements to effect the note exchange described in the preceding paragraph (the “Note Exchange”).  The Note Exchange is expected to be consummated within three business days of the effective date of the Exchange Agreement.  Under the Exchange Agreement, the Reporting Persons have agreed to exchange $543,287 in aggregate principal amount of Senior Notes for 3,018,260 shares of Preferred Stock in the Note Exchange.

In accordance with the terms of the Certificate of Designations for the Preferred Stock, the Preferred Stock is convertible into Common Stock, at the option of the holder during the period commencing on the business day immediately following the later of the date upon which (i) the shares of Common Stock have been deregistered under the Act, and (ii) the Company receives a milestone or earn-out payment pursuant to Section 3.2 or Section 3.3 of the APA (or other payment in lieu thereof).

Pursuant to the Exchange Documents, the Noteholders agreed to: (i) the Exchange as set forth in the Exchange Agreement, (ii) the consummation of the Asset Sale (including voting their shares of Preferred Stock in favor of such Asset Sale), and (iii) the Issuer’s use of $12 million of the Closing Payment to pay the outstanding amounts due under the Remaining Senior Notes in the first instance.

Pursuant to the Exchange Documents, the Noteholders also agreed (i) to waive any put right for their Senior Notes related to the Asset Sale or a suspension of trading and delisting of the Common Stock from The Nasdaq Global Market as well as any right to receive cash payments of the interest on the Senior Notes, and agreed instead that such interest will continue to accrue until paid and (ii) to extend the maturity date of the Remaining Senior Notes until June 15, 2024. These waivers and extension will automatically terminate and be of no further force and effect as if they had never been provided if the APA is terminated or the Asset Sale is not completed for any reason.

Pursuant to the Exchange Agreements, each Noteholder also agreed to waive its right to convert any of the principal amount of the Senior Notes into shares of Common Stock pursuant to Article 11 of the Indenture unless and until the date upon which the Company receives a milestone or earn-out payment pursuant to Section 3.2 or Section 3.3 of the APA (or other payment in lieu thereof).

Upon the closing of the Asset Sale, the Noteholders and the Issuer will enter into a supplemental indenture to permanently waive or otherwise amend the indenture for the Senior Notes to reflect these waivers and extension.

The summaries of the Exchange Documents are not complete, and are qualified in their entirety by reference to the texts of the agreements, which are referenced as Exhibits to this Schedule 13D.

Item 5.                     Interest in Securities of the Issuer

(a)         Shares held by Reporting Persons

On November 2, 2016, WA may have been deemed to be the beneficial owner of 1,602,253 shares of Common Stock issuable upon the conversion of $10,804,000 in aggregate amount of Senior Notes held by the Reporting Person, constituting 6.1% of the shares of Common Stock of the Issuer.

On November 2, 2016, WB GP may have been deemed to be the beneficial owner of 1,602,253 shares of Common Stock issuable upon the conversion of $10,804,000 in aggregate amount of Senior Notes held by the Reporting Person, constituting 6.1% of the shares of Common Stock of the Issuer.

On November 2, 2016, WRP may have been deemed to be the beneficial owner of 523,209 shares of Common Stock issuable upon the conversion of $3,528,000 in aggregate amount of Senior Notes held by the Reporting Person, constituting 2.1% of the shares of Common Stock of the Issuer.

On November 2, 2016, WMP may have been deemed to be the beneficial owner of 901,082 shares of Common Stock issuable upon the conversion of $6,076,000 in aggregate amount of Senior Notes held by the Reporting Person, constituting 3.5% of the shares of Common Stock of the Issuer.

On November 2, 2016, PSP may have been deemed to be the beneficial owner of 118,641 shares of Common Stock issuable upon the conversion of $800,000 in aggregate amount of Senior Notes held by the Reporting Person, constituting 0.5% of the shares of Common Stock of the Issuer.

On November 2, 2016, WGT may have been deemed to be the beneficial owner of 59,320 shares of Common Stock issuable upon the conversion of $400,000 in aggregate amount of Senior Notes held by the Reporting Person, constituting 0.2% of the shares of Common Stock of the Issuer.

As a result of waiving their conversion rights with respect to the Senior Notes pursuant to the Exchange Agreement on November 14, 2016, the Reporting Persons are no longer deemed to be the beneficial owners of any shares of Common Stock.

The percent of class is calculated based on 24,769,083 shares of Common Stock issued and outstanding as of October 28, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 and filed with the SEC on November 3, 2016.

Shares held by the Other Parties

As a result of entering into the Debt Exchange Term Sheet, the Reporting Persons may be deemed to have formed a “group” with each the other Noteholders and/or certain affiliates of each of such parties (the “Other Parties” and together with the Reporting Persons, the “Parties”) for purposes of Section 13(d) of the Act and Rule 13d thereunder.

On November 2, 2016, the Other Parties may have been deemed to be the beneficial owners of an aggregate of 4,885,954 shares of Common Stock issuable upon the conversion of $32,946,000 in aggregate amount of Senior Notes held by the Other Parties, constituting 16.5% of the shares of Common Stock of the Issuer.

If the Reporting Person were deemed to have formed a “group” with each of the Other Parties for purposes of Section 13(d) of the Act, and Rule 13d thereunder, on November 2, 2016, the Reporting Person may have been deemed to be the beneficial owner of the shares of Common Stock held by the Other Parties, and may have been deemed to be the beneficial owner of the shares of Common Stock issuable upon the conversion of the Senior Notes held by the Other Parties.  As a result, if the Reporting Person were deemed to have formed a “group” with each of the Other Parties for purposes of Section 13(d) of the Act, and Rule 13d thereunder, on November 2, 2016, the Reporting Person may have been deemed to be the beneficial owner of an aggregate of 6,488,208 shares of Common Stock issuable upon conversion of the Senior Notes in an aggregate principal amount of $43,750,000 held by the Noteholders, constituting 20.8% of the Common Stock of the Issuer.  The Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock referred to in this Schedule 13D (other than the Reporting Person’s shares as described in this Schedule 13D), and the inclusion of the Other Parties’ shares in this Schedule 13D shall not be deemed to be an admission of beneficial ownership of such reported shares for purposes of Section 13(d) of the Act or for any other purpose.

As a result of waiving their conversion rights with respect to the Senior Notes pursuant to the Exchange Agreement on November 14, 2016, the Other Parties are no longer deemed to be the beneficial owners of any shares of Common Stock.

The percent of class is calculated based on 24,769,083 shares of Common Stock issued and outstanding as of October 28, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 and filed with the SEC on November 3, 2016.

Information with respect to the beneficial ownership of shares of Common Stock by the Other Parties, the identity and background of each of the Other Parties and persons related to them and related information should be contained in Schedules 13D, filed by each of the Other Parties. The Reporting Persons have no responsibility for the accuracy or completeness of any information given with respect to any other person or entity, including, without limitation, each of the Other Parties. Any disclosures made herein with respect to any person or entity other than the Reporting Persons are made on information and belief.

(b)         Shares held by Reporting Persons

The Reporting Person does not have the sole or shared power to vote or direct the vote of or to dispose of or to direct the disposition of any shares of Common Stock.  See Item 5(a).

Shares held by the Other Parties

The Other Parties do not have the sole or shared power to vote or direct the vote of or to dispose of or to direct the disposition of any shares of Common Stock.  See Item 5(a).

(c)          On November 14, 2016, pursuant to the Exchange Agreement, the Reporting Persons have agreed to exchange $543,287 in aggregate principal amount of the Senior Notes for 3,018,260 shares of Preferred Stock, as described below:

Name of Reporting Person	Aggregate Amount of Senior Notes Converted	Number of Shares of Preferred Stock	Amount of Remaining Senior Notes
Whitebox Relative Value Partners L.P	$177,408	985,600	$3,350,592
Whitebox Multi-Strategy Partners L.P.	$305,536	1,697,422	$5,770,464
Pandora Select Partners L.P.	$40,229	223,494	$759,771
Whitebox GT Fund L.P.	$20,114	111,744	$379,886

As a result of waiving the conversion rights with respect to the Senior Notes pursuant to the Exchange Agreement on November 14, 2016, Senior Notes and the Preferred Stock are not currently convertible at the option of the Reporting Person into shares of Common Stock.   See Item 4.

All transactions effected by the Other Parties during the past 60 days should be contained in Schedules 13D, as amended (as applicable), filed by each of the Other Parties. The Reporting Persons have no responsibility for the accuracy or completeness of any information given with respect to any other person or entity, including, without limitation, the Other Parties. Any disclosure made herein with respect to any person or entity other than the Reporting Persons are made on information and belief.

(d)         No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Reporting Persons for their clients.

(e)          On November 14, 2016, the Parties ceased to beneficially own any shares of Common Stock and as a result, any “group” that may have deemed to have been formed on November 2, 2016, among the Parties for purposes of purposes of Section 13(d) of the Act, and Rule 13d thereunder ceased to exist on November 14, 2016.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Items 1 through 7 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Persons and any other person with respect to the Common Stock or any securities of the Issuer.

Item 7.                     Material to be Filed as Exhibits

Exhibit A:                 Joint Filing Agreement of the Reporting Persons

Exhibit B:                 Executive Officers and Board of Managers of Whitebox Advisors LLC

Exhibit C:                 Board Members of Whitebox General Partner LLC

Exhibit D:                 Debt Exchange Agreement, dated November 2, 2016 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by TetraLogic Pharmaceuticals Corporation on November 2, 2016)

Exhibit E:                  Exchange Agreement, dated November 14, 2016 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by TetraLogic Pharmaceuticals Corporation on November 14, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2016	Whitebox Advisors LLC

	By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
General Counsel and Chief Operating Officer

Whitebox General Partner LLC

	By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
General Counsel and Chief Operating Officer

Whitebox Relative Value Partners, LP

	By:	Whitebox General Partner LLC

	By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
General Counsel and Chief Operating Officer

Whitebox Multi-Strategy Partners, LP

	By:	Whitebox General Partner LLC

	By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
General Counsel and Chief Operating Officer

Pandora Select Partners, LP

	By:	Whitebox General Partner LLC

	By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
General Counsel and Chief Operating Officer

Whitebox GT Fund LP

	By:	Whitebox General Partner LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
General Counsel and Chief Operating Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated November 14, 2016, relating to the Common Stock, $0.0001 par value of TetraLogic Pharmaceuticals Corporation shall be filed on behalf of the undersigned.

Date: November 14, 2016	Whitebox Advisors LLC

	By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
General Counsel and Chief Operating Officer

Whitebox General Partner LLC

	By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
General Counsel and Chief Operating Officer

Whitebox Relative Value Partners, LP

	By:	Whitebox General Partner LLC

	By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
General Counsel and Chief Operating Officer

Whitebox Multi-Strategy Partners, LP

	By:	Whitebox General Partner LLC

	By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
General Counsel and Chief Operating Officer

Pandora Select Partners, LP

	By:	Whitebox General Partner LLC

	By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
General Counsel and Chief Operating Officer

Witebox GT Fund, LP

By:	Whitebox General Partner LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
General Counsel and Chief Operating Officer

Exhibit B

EXECUTIVE OFFICERS AND BOARD OF MANAGERS OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer and Board member Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Corporate Credit and Relative Value and Board member Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	General Counsel/Chief Operating Officer and Board member Whitebox Advisors LLC	USA
Michael McCormick	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Elissa Weddle	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Legal Officer Whitebox Advisors LLC	USA
Chris Hardy	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Compliance Officer Whitebox Advisors LLC
Brian Lofton	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Non-Corporate Credit and Macro and Board member Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer and Board member Whitebox Advisors LLC	USA

Exhibit C

BOARD MEMBERS OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each board member of Whitebox General Partner LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Corporate Credit and Relative Value Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	General Counsel/Chief Operating Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Event Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer Whitebox Advisors LLC	USA